UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 1-12981
Hamilton Precision Metals 401(k) Employee Savings Plan
(Full title of the plan)
AMETEK, Inc.
1100 Cassatt Road, P.O. Box 1764
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Hamilton Precision Metals 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Contents
Financial Statements (Unaudited):

Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Signatures	12

Hamilton Precision Metals 401(k) Employee Savings Plan
Statements of Assets Available for Benefits
(Unaudited)

	December 31,
	2010	2009
Assets:
Investments	$2,829,082	$2,444,466
Investment in the AMETEK, Inc. Master Trust	44	—

Total investments, at fair value	2,829,126	2,444,466

Notes receivable from participants	39,651	—

Assets available for benefits, at fair value	2,868,777	2,444,466

Adjustment from fair value to contract value for Common Collective Trust	(34,429)	(17,913)

Assets available for benefits	$2,834,348	$2,426,553

See accompanying notes.

Hamilton Precision Metals 401(k) Employee Savings Plan
Statements of Changes in Assets Available for Benefits
(Unaudited)

	Year Ended December 31,
	2010	2009
Additions:
Contributions:
Employer	$64,450	$65,192
Participant	183,679	182,131
Participant rollovers and transfers from other plans	—	15,891

	248,129	263,214

Investment income:
Net appreciation in fair value of investments	208,202	285,221
Interest and dividend income from investments	59,552	47,387
Interest income on notes receivable from participants	610	—
Plan interest in the AMETEK, Inc. Master Trust	1	—

	268,365	332,608

Total additions	516,494	595,822

Deductions:
Benefits paid to participants	(108,699)	(116,881)

Net increase	407,795	478,941

Assets available for benefits:
Beginning of year	2,426,553	1,947,612

End of year	$2,834,348	$2,426,553

See accompanying notes.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
1. Description of the Plan
General
     The following description of the Hamilton Precision Metals 401(k) Employee Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from Hamilton Precision Metals, Inc. (the “Company” or the “Plan Sponsor”).
     The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees whose employment is governed by the terms of a collective bargaining agreement with Hamilton Precision Metals, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.
Participant Eligibility
     A Hamilton Precision Metals, Inc. union classified employee age 18 or older, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of the month following the completion of six months of service.
Contributions
     Each year, participants have an opportunity to invest up to 100% before tax of their annual compensation, as defined by the Plan, in multiples of one percent, subject to Internal Revenue Service (“IRS”) annual limits except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.
     The Plan provides for employer contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching employer contributions are paid to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year and are allocated in the same manner as that of the participant’s elections.
     Forfeited employer contributions, which are insignificant in amount, are used to reduce future employer contributions or to pay Plan administrative expenses.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
     Participants are fully vested at all times in participant contributions, employer matching contributions and related earnings.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
1. Description of the Plan (continued)
Participant Loans
     Effective October 30, 2009, the Plan was amended to allow participants to borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. The interest rate on loans outstanding at December 31, 2010 was 4.25%. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
     On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Administrative Expenses
     The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.
Plan Termination
     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of Financial Statements and Presentation Format
     The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“GAAP”). At December 31, 2010 and 2009, there were no outstanding liabilities for amounts owed to withdrawing participants. Certain reclassifications of prior year amounts have been made to conform to the current presentation as related to the classification of notes receivable from participants. See Note 8.
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
     Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Master Trust
     Effective April 1, 2009, AMETEK, Inc. (“AMETEK”) entered into the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Vanguard Fiduciary Trust Company (“Trustee”). Under the Master Trust agreement, the AMETEK Stock Fund of certain employee savings plans of AMETEK are combined. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants.
     The Plan’s interest in the assets of the Master Trust was less than one percent at December 31, 2010. The Plan held no interest in the assets of the Master Trust at December 31, 2009. The value of the assets held by the Master Trust was $54,855,739 and $36,130,454 at December 31, 2010 and 2009, respectively.
     A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended	April 1, 2009 to
	December 31, 2010	December 31, 2009
Net appreciation in fair value of investment	$19,288,304	$6,721,141
Interest and dividend income on investment	153,872	113,957

Total investment income	$19,442,176	$6,835,098

Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment Valuation and Income Recognition
     Investments held by the Plan are stated at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.
     Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price.
     The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). The statements of assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
     Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
3. Investment Programs
     At December 31, 2010 and 2009, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
     A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund*

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund**

•	Vanguard PRIMECAP Fund**

•	Vanguard Small-Cap Index Fund**

•	Vanguard 500 Index Fund**

•	Artio International Equity Fund II

•	BlackRock Small Cap Growth Equity Portfolio Fund**

•	BlackRock Inflation Protected Bond*

•	Keeley Small Cap Value**

*	Represents Fixed-Income Securities Level 1 investments. See Note 4.

**	Represents Domestic Equities Level 1 investments. See Note 4.
     Participants may change their investment options or transfer existing account balances to other investment options daily.
     The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2010	2009
Vanguard Retirement Savings Trust (stated at contract value)	$839,739	$810,546
Vanguard 500 Index Fund	772,423	617,664
Vanguard LifeStrategy Moderate Growth Fund	360,266	372,576
Vanguard LifeStrategy Conservative Growth Fund	271,679	235,781
Vanguard LifeStrategy Growth Fund	259,059	201,499
BlackRock Small Cap Growth Equity Portfolio Fund*	146,543	—

*	At December 31, 2009, this investment represented less than five percent of the fair value of the Plan’s assets.
     During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated in value $208,202 and $285,221 in registered investment companies, respectively.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
4. Fair Value Measurements
     The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
     The AMETEK Stock Fund held by the Master Trust is considered a level 2 investment within the fair value hierarchy.
     The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2010
	Total	Level 1	Level 2
Fixed-Income Securities(1)	$18,298	$18,298	$—
Vanguard LifeStrategy Funds(2)	891,004	891,004	—
Vanguard Wellington Fund(3)	15,677	15,677	—
Mutual Funds — Domestic Equities	955,521	955,521	—
Artio International Equity Fund II	74,414	74,414	—
Vanguard Retirement Savings Trust(4)	874,168	—	874,168

Total Investments (excluding Master Trust) at Fair Value	$2,829,082	$1,954,914	$874,168

	December 31, 2009
	Total	Level 1	Level 2
Vanguard Total Bond Market Index Fund(1)	$8,076	$8,076	$—
Vanguard LifeStrategy Funds(2)	809,856	809,856	—
Vanguard Wellington Fund(3)	9,245	9,245	—
Mutual Funds — Domestic Equities	731,296	731,296	—
Artio International Equity Fund II	57,534	57,534	—
Vanguard Retirement Savings Trust(4)	828,459	—	828,459

Total Investments (excluding Master Trust) at Fair Value	$2,444,466	$1,616,007	$828,459

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.

(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.

(3)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.

(4)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
5. Income Tax Status
     The underlying prototype plan of the Trustee has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
     U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.
6. Differences Between Financial Statements and Form 5500
     The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2010	2009
Assets available for benefits per the financial statements	$2,834,348	$2,426,553
Adjustment from contract value to fair value for Common Collective Trust	34,429	17,913

Assets available for benefits per Form 5500	$2,868,777	$2,444,466

     The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$516,494
Add: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2010	34,429
Less: Adjustment from contract value to fair value for Common Collective Trust at December 31, 2009	(17,913)

Total income per Form 5500	$533,010

7. Plan Amendments
     Effective October 30, 2009, the Plan was amended to allow participant loans. See Note 1.

Hamilton Precision Metals 401(k) Employee Savings Plan
Notes to Financial Statements
December 31, 2010
(Unaudited)
8. Recent Accounting Pronouncements
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”). ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, providing greater disaggregated information on each class of assets and liabilities and more robust disclosures on transfers between levels 1 and 2, and activity in level 3 fair value measurements. The Plan adopted the applicable provisions within ASU 2010-06 effective January 1, 2010. See Note 4. The Plan is currently evaluating the impact of adopting the level 3 disclosures of ASU 2010-06 that are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.
     In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 removes the requirement for a Securities and Exchange Commission filer to disclose a date in both the issued and revised financial statements for which the Company evaluated events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASU 2010-09 was effective as of February 2010.
     In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 provides guidance clarifying the classification and measurement of participant loans by defined contribution plans. Participant loans are required to be classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest. The Plan adopted ASU 2010-25 effective December 31, 2010. Prior year amounts and disclosures have been revised to reflect the retrospective application of ASU 2010-25. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption of ASU 2010-25.
     In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is currently evaluating the impact of adopting ASU 2011-04 on the Plan’s financial statements.

Hamilton Precision Metals 401(k) Employee Savings Plan
EIN 14—1682544 Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010
(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value
Vanguard Retirement Savings Trust*	Common/Collective Trust	$874,168
Vanguard Total Bond Market Index Fund*	Registered Investment Company	17,304
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	271,679
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	259,059
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	360,266
Vanguard Wellington Fund*	Registered Investment Company	15,677
Vanguard Windsor II Fund*	Registered Investment Company	16,611
Vanguard Small-Cap Index Fund*	Registered Investment Company	13,561
Vanguard 500 Index Fund*	Registered Investment Company	772,423
Vanguard PRIMECAP Fund*	Registered Investment Company	199
Artio International Equity Fund II*	Registered Investment Company	74,414
BlackRock Small Cap Growth Equity Portfolio Fund*	Registered Investment Company	146,543
BlackRock Inflation Protection Bond*	Registered Investment Company	994
Keeley Small Cap Value*	Registered Investment Company	6,184

	Total investments	2,829,082

Notes Receivable from Participants*	Interest rate is 4.25%	39,651

		$2,868,733

*	Indicates party—in—interest to the Plan.
Historical cost column is not included as all investments are participant—directed.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Pension Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hamilton Precision Metals 401(k) Employee Savings Plan
(Name of Plan)

Date: June 20, 2011	By:	/s/ John J. Molinelli
John J. Molinelli
Member, Pension Investment Committee